SCHEDULE 13G

Amendment No. 3

Dakota Mining Corporation
Common Shares
23423G105

1.  Sun Valley Gold Company
2.  N/A
3.
4.  Idaho
5.  0
6.  0
7.  0
8.  0
9.  0
10.  N/A
11.  0.0%
12.  Investment Adviser

Item 1.
(a)  Dakota Mining Corporation
(b)  1560 Broadway, Suite 880, Denver, Colorado  80202

Item 2.
(a)  Sun Valley Gold Company
(b)  620 Sun Valley Road, P.O. Box 2759, Sun Valley, Idaho  83353
(c)  Idaho corporation
(d)  Common shares
(e)  23423G105

Item 3.
(e)  Investment Adviser registered
under section 203 of the
Investment Advisers Act of 1940.

Item 4.
(a)  0 common shares
(b)  0.0%
(c) (i)  0
     (ii)  0
    (iii)  0
    (iv)  0

Item 5.
This statement is being filed to report
the fact that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five
percent of the class of securities.

Item 6.
N/A

Item 7.
N/A

Item 8.
N/A

Item 9.
N/A

Item 10.
Certification

SIGNATURE:

Peter F. Palmedo
President, Sun Valley Gold Company
February 17, 1998